UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

UNITED COMMUNITY BANKS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

90984P303

(CUSIP Number)

June 25, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 90984P303	13G	Page 1 of 10 Pages

1	NAMES OF REPORTING PERSONS FILB Co-Investments LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES OWNED BY EACH PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,513,063
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.75%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90984P303	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS FIAL SPV 1 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES OWNED BY EACH PERSON WITH	5	SOLE VOTING POWER 4,513,063
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,513,063
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,513,063
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.75%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90984P303	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS FIA Leveraged Fund I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES OWNED BY EACH PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,513,063
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.75%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90984P303	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Robin Lee McMahon I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES OWNED BY EACH PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,513,063
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.75%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90984P303	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Roy Bailey I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES OWNED BY EACH PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,513,063
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.75%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90984P303	13G	Page 6 of 10 Pages

EXPLANATORY NOTE

This report on Schedule 13G is filed by FILB Co-Investments LLC (“FILBCI”), FIAL SPV 1 Ltd. (“SPV”), and FIA Leveraged Fund—In Official Liquidation, acting through its Joint Official Liquidators Roy Bailey and Robin Lee McMahon (“Leveraged”) with respect to the common stock, par value $1.00 per share (“Common Stock”) of United Community Banks, Inc. (“UCBI”). SPV is the Managing Member of FILBCI and Leveraged is the owner of a majority of the limited liability company units of FILBCI.

FILBCI is the assignee of rights (the “Rights”) under a Securities Purchase Agreement dated April 1, 2010, as amended (the “Agreement”) between UCBI and Fletcher International, Ltd. (“Fletcher”) and a warrant (the “Warrant”) to purchase shares of UCBI’s non-voting common stock equivalent junior preferred stock, par value $1.00 per share (“Common Stock Equivalent Junior Preferred Stock”). The Agreement granted to Fletcher (and, following assignment, FILBCI as Fletcher’s assignee), the right to acquire shares of UCBI’s Series C Convertible Preferred Stock (“Preferred Stock”), redeemable for shares of UCBI’s Common Stock and/or Common Stock Equivalent Junior Preferred Stock. The Warrant granted Fletcher the right to acquire additional shares of Common Stock Equivalent Junior Preferred Stock in an initial amount of up to $30,000,000 and an additional amount, which Fletcher assigned to FILBCI, equal to the aggregate dollar amount of Preferred Stock acquired under the Agreement in excess of $30,000,000.

The Rights and the Warrant were previously reported on Schedule 13G filed by Fletcher and certain of its affiliates.

The assignment of the Rights and the Warrant to FILBCI (the “Assignment”) was made pursuant to a Subscription Agreement between Fletcher and FILBCI and a Cross-Receipt, executed on February 22, 2012. At the time of the Assignment, Fletcher was FILBCI’s sole Managing Member. On June 19, 2012, Fletcher resigned as the Managing Member and SPV was appointed Managing Member on June 25, 2012. The directors of SPV are Messrs. McMahon and Bailey of Ernst & Young Ltd., who were appointed as Joint Official Liquidators of Leveraged by the Grand Court of the Cayman Islands on April 18, 2012.

On July 3, 2012, FILBCI commenced an action against UCBI in the United States District Court for the Southern District of New York. The lawsuit alleges that UCBI breached and repudiated its contractual obligations to FILBCI under the Agreement with respect to the assigned Rights by, among other things, refusing to apply the formula for redemption of the Preferred Stock specified in the Agreement and unilaterally imposing an adjustment to the contractually-specified number of redemption shares for the Company’s 1-for-5 reverse stock split in 2011. In addition, UCBI has taken the position that the right of FILBCI to acquire securities of UCBI under the Agreement ended at 11:59 p.m. Eastern Time on July 3, 2012.

These matters and others are the subject of the New York litigation. This Schedule 13G is filed as a precautionary measure pending the resolution of that litigation, and reflects the number of shares of Common Stock subject to the Assignment without consideration of UCBI’s unilateral reverse stock split adjustment position. It also assumes, pending the resolution of the litigation, that the rights assigned to FILBCI include the current right to acquire the reported shares.

In addition, after the Agreement was entered into, UCBI amended its articles of incorporation to designate a new class of non-voting common stock, par value $1.00 per share (“Non-Voting Common Stock”). UCBI has reported that it had 15,914,209 shares of Non-Voting Common Stock outstanding as of July 31, 2012. The

CUSIP No. 90984P303	13G	Page 7 of 10 Pages

number of shares of Common Stock reported herein as beneficially owned by the reporting persons has been computed solely by reference to UCBI’s outstanding voting Common Stock and not the Non-Voting Common Stock. See Item 4 for a discussion of this computation.

Item 1(a). Name of Issuer:

United Community Banks, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

125 Highway 515 East

Blairsville, Georgia 30512

Item 2(a). Name of Persons Filing:

FILB Co-Investments LLC

FIAL SPV 1 Ltd.

FIA Leveraged Fund

Robin Lee McMahon

Roy Bailey

Item 2(b). Address of Principal Business Office or, if none, Residence:

The business address of each of the reporting persons is:

c/o Ernst & Young Ltd.

62 Forum Lane, Camana Bay

P.O Box 510

Grand Cayman KY1-1106

Cayman Islands

Item 2(c). Citizenship:

FILBCI is a limited liability company organized under the laws of the State of Delaware. SPV and Leveraged are both “exempted companies” incorporated under the laws of the Cayman Islands with limited liability. Mr. McMahon is a citizen of Canada and Mr. Bailey is a citizen of the United Kingdom.

Item 2(d). Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e). Cusip Number:

90984P303

Item 3. If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

CUSIP No. 90984P303	13G	Page 8 of 10 Pages

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)19 of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13(d)-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13(d)-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with § 240.13(d)-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount beneficially owned: 4,513,063 shares

(b)	Percent of class: 9.75% (based on 46,287,833 shares of UCBI’s Common Stock, consisting of:

(i)	41,774,770 shares reported by UCBI its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 as outstanding as of July 31, 2012 and

(ii)	the 4,513,063 shares of Common Stock issuable to FILBCI within 60 days under the Agreement and therefore deemed pursuant to Rule 13d-3 to be beneficially owned by FILBCI, SPV, Leveraged, Mr. McMahon and Mr. Bailey).

(c)	Number of shares as to which SPV may be deemed to have

(i)	sole power to vote or to direct the vote: 4,513,063

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition: 4,513,063

(iv)	shared power to dispose or to direct the disposition: 0

The rights assigned to FILBCI under the Agreement consist of the right to acquire 65,000 shares of Preferred Stock, which are redeemable for 12,380,952 shares of UCBI’s Common Stock and/or hundreths of a share of Common Stock Equivalent Junior Preferred Stock. The rights assigned to FILBCI also include the right to acquire an additional amount of Common Stock Equivalent Junior Preferred Stock upon exercise of the Warrant, equal to the aggregate dollar amount of Preferred Stock acquired under the Agreement in excess of $30,000,000.

CUSIP No. 90984P303	13G	Page 9 of 10 Pages

The 4,513,063 shares of Common Stock reported in this Schedule 13G have been computed pursuant to a limit in the Agreement on the number of shares of Common Stock that can be acquired upon exercise of the Rights and the Warrant. Section 6(c) of the Agreement provides that FILBCI shall not have the right to redeem any portion of Preferred Stock into Common Stock to the extent that the redemption would result in FILBCI being issued greater than 9.75% of the number of shares of UCBI’s Common Stock outstanding after giving effect to the redemption. Any redemption that would exceed this limit must be effected instead into an equal number of shares of Common Stock Equivalent Junior Preferred Stock, which is non-voting and is not registered pursuant to Section 12 of the Act. Under Rule 13d-1(i), the Common Stock Equivalent Junior Preferred Stock is not reportable on Schedules 13D or 13G. In addition, Section 6(b) of the Agreement prohibits the issuance of a number of shares of Common Stock and Common Stock Equivalent Junior Preferred Stock in excess of 9.9% of the aggregate number of shares of Common Stock and Common Stock Equivalent Junior Preferred Stock outstanding, after giving effect to such issuance, without 65 days’ advance notice from FILBCI.

As Managing Member of FILBCI, SPV may be deemed to have the power to vote or direct the vote, and the power to dispose or direct the disposition of, the shares of Common Stock reported herein. Leveraged, as the owner of a majority of the limited liability company units of FILBCI, may also be deemed to have to power to vote or direct the vote, and the power to dispose or direct the disposition of, such shares. By virtue of their positions as directors of SPV and Joint Official Liquidators of Leveraged, Messrs. McMahon and Bailey also may de deemed to have such voting and investment power. Leveraged, Mr. McMahon and Mr. Bailey disclaim beneficial ownership of the shares of Common Stock reported herein.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 4.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No. 90984P303	13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2012

FILB Co-Investments LLC

By:		FIAL SPV 1 Ltd.
Its:		Managing Member

	By:	/s/ Robin Lee McMahon
Robin Lee McMahon
	Its:	Director

FIAL SPV 1 Ltd.

By:		/s/ Robin Lee McMahon
Robin Lee McMahon
Its:		Director

FIA Leveraged Fund

By:		/s/ Robin Lee McMahon
Robin Lee McMahon
Its:		Joint Official Liquidator

By:		/s/ Roy Bailey
Roy Bailey
Its:		Joint Official Liquidator

Robin Lee McMahon, in his individual capacity

/s/ Robin Lee McMahon

Roy Bailey, in his individual capacity

/s/ Roy Bailey

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to file the foregoing statement on Schedule 13G jointly on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G, and any statement on Schedule 13D that is required to be filed by the undersigned with respect to the securities that are the subject of the foregoing Schedule 13G, may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: August 20, 2012

FILB CO-INVESTMENTS LLC

	By:	FIAL SPV 1 Ltd.
	Its:	Managing Member

		By:	/s/ Robin Lee McMahon
Robin Lee McMahon, Director

FIAL SPV 1 Ltd.

By:	/s/ Robin Lee McMahon
Robin Lee McMahon, Director

FIA Leveraged Fund

By:	/s/ Robin Lee McMahon
Robin Lee McMahon,
Joint Official Liquidator

By:	/s/ Roy Bailey
Roy Bailey,
Joint Official Liquidator

/s/ Robin Lee McMahon
Robin Lee McMahon,
in his individual capacity

/s/ Roy Bailey
Roy Bailey,
in his individual capacity